

January 21, 2015

Via E-mail
Sergey Solonin
Chief Executive Officer
QIWI plc
Severnoe Chertanovo Microdistrict
1A building 1
Moscow, 117648
The Russian Federation

      **Re:    QIWI plc**
             **Form 20-F for Fiscal Year Ended December 31, 2013**
             **Filed March 12, 2014**
             **Response dated November 19, 2014**
             **File No. 1-35893**

Dear Mr. Solonin:

We have reviewed your response dated November 19, 2014 and have the following additional comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 56

5A. Operating Results, page 56

Segments, page 57

1. We reviewed your responses to comments one through seven in our letter dated November 6, 2014.  Please provide us with the following additional information:

- Tell us more about the nature of your various projects, including several examples of projects undertaken by the Group and how long a typical project lasts.

- Tell us how work/projects are allocated amongst the seven project coordinators that report to the COO; e.g., by region, or by synergies of merchants or agents.

- Tell us whether financial information is available by project or by groupings of projects managed by the seven project coordinators.

- We understand the COO position is being replaced by a Head of Product Development. Tell us whether the seven project coordinators who currently report to the COO will report to this new position. If not, tell us who the project coordinators will report to. Also tell us who will report to the Head of Product Development and how else the organization will change.

- Help us understand the day-to-day activities involved in generating and expanding revenues and in incurring costs in your business. Clarify whether the primary drivers of revenue and business growth are expanding contracts with merchants and agents and identify who is responsible for these activities.

- Help us understand the distinction between "coordinating" projects (typically the responsibility of the COO and his seven project coordinators) and "managing" projects (most often the responsibility of the Head of Sales and Marketing) and how the project coordinator and project manager interact on any given project.

- We understand that the Head of Sales and Marketing oversees the majority of the revenue generating activities and manages a majority of the projects undertaken by the Group. Help us understand the role of the COO and the seven project coordinators in cases when the Head of Sales and Marketing manages a project. Tell us whether the project coordinators report to the head of Sales and Marketing on these projects.

- Provide a list of the names, titles and responsibilities of the individuals who are direct reports to the Head of Sales and Marketing.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief